EXHIBIT 11 - STATEMENT RE:  COMPUTATION OF PER SHARE EARNINGS



                                                    Year Ended
                                   February 1,     February 3,     January 28,
                                      1997            1996            1995

Average shares outstanding       113,482,159     113,046,620     112,999,406
Net effect of dilutive stock
 options based on the treasury
 stock method using average
 market price                        506,474          97,222          14,592

Total                            113,988,633     113,143,842     113,013,998


Net income                      $238,621,000    $167,183,500    $251,790,500
Less preferred dividends             (22,000)        (22,000)        (22,000)

Income available to
 common shares                  $238,599,000    $167,161,500    $251,768,500

Per share                              $2.09           $1.48           $2.23